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Exhibit 99.1

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Release time	Immediate	Date	10 February 2003

PR287g

Rio Tinto board

Mr J C A Leslie will resign from the Rio Tinto boards with effect from the end of March 2003 to become the chief executive of Sappi Limited.

Sir Robert Wilson, Rio Tinto’s chairman, said: “In the 25 years Jonathan has been with us, he has made an important contribution to the many different parts of the Group in which he has worked including, of course, the board itself. I thank him for all he has done and wish him every success in his new career.”

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Hugh Leggatt + 44 (0) 20 7753 2273	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Note for editors:

Mr Jonathan Leslie, who is 52, joined Rio Tinto in 1977 and was appointed to the Rio Tinto plc board in 1994 and became a director of Rio Tinto Limited in 1995. At different times, he has worked for the Group in the UK, Australia, Africa and the US. Before joining the board he held a variety of commercial and management roles and subsequently was appointed chief executive of Rio Tinto’s Copper group in 1997 and then chief executive of what is now the Diamonds & Gold group in 1999.

Sappi Limited is a Johannesburg based global paper company with manufacturing operations in Europe, North America and Southern Africa and customers in more than 100 countries.

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless

Name Title	A V Lawless Secretary	Name Title	A V Lawless Assistant Secretary

Date	4 March 2003	Date	4 March 2003